Filed by Nuveen Investment Trust (Commission File No. 333-212543)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Investment Trust (Commission File No. 811-07619)

Nuveen Investment Trust II (Commission File No. 811-08333)

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We have tried unsuccessfully to call you regarding the shareholder meeting of <FUND NAME>. According to our records, you have not voted on an important proposal affecting your fund. As a top fund shareholder, your vote is extremely important! Please vote prior to March 8, 2017. This is your last opportunity to vote! If sufficient votes in favor of the reorganization are not obtained at the meeting, your Board will have to determine what action to take, which could include re-soliciting shareholders on the same proposal.

The proxy statement/prospectus for this meeting can be found at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/. When you are ready to vote, please call 866-963-6132. Provide reference number <GSREFID > and the phone representative will be able to assist you in voting your shares. It takes only a few moments!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Service

Proxy Tabulator for Nuveen Funds

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You have asked us not to call you regarding the shareholder meeting of <FUND NAME>. We respect your privacy; however we need your help. According to our records, you have not voted on an important proposal affecting your fund. As a top fund shareholder, your vote is extremely important! Please vote prior to March 8, 2017. This is your last opportunity to vote! If sufficient votes in favor of the reorganization are not obtained at the meeting, your Board will have to determine what action to take, which could include re-soliciting shareholders on the same proposal.

The proxy statement/prospectus for this meeting can be found at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/. When you are ready to vote, please call 866-963-6132. Provide reference number <GSREFID> and the phone representative will be able to assist you in voting your shares. It takes only a few moments!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Service

Proxy Tabulator for Nuveen Funds